EXHIBIT 99.7

Press Release

Norway: Total sells its interest in the Martin Linge field to Statoil

Paris, 27 November 2017, Total has agreed to sell all of its interests in the Martin Linge field (51%) and Garantiana discovery (40%) on the Norwegian Continental Shelf to Statoil. The consideration for the transaction is $1.45 billion with an effective date of January 1st, 2017. The transaction remains subject to final due diligence and approval from the relevant authorities.

“The forthcoming acquisition of the Maersk Oil portfolio, which will make Total the second largest operator in the North Sea, leads us to review our portfolio in this area so as to focus on the assets in which Total will be able to generate synergies and reduce their breakeven points. In this context, given that Martin Linge is Total’s only operated asset in Norway, there is limited scope to optimize operations, whereas with Statoil’s leading operating position on the Norwegian Continental Shelf, Statoil is in a better position to optimize this asset for the benefit of all stakeholders. We are therefore satisfied with the agreement with Statoil, a long time trusted partner, which in addition, offers us a satisfactory value for this asset”, commented Arnaud Breuillac, President, Exploration & Production at Total. “Norway remains a strategic country for Total as one of the largest contributors to the Group’s production and we of course intend to continue bringing our expertise to Norway by focusing in particular on major non-operated assets such as Ekofisk, Snohvit and Johan Sverdrup.”

The transaction involves the transfer of relevant employees from Total to Statoil in compliance with the applicable legislation.

Total Exploration & Production in Norway

Total has been present in Norway for over fifty years and has played a major role in the development of a number of large fields on the Norwegian Continental Shelf. Total holds interests in 85 production licenses and operates 32 of them. Total E&P Norge AS equity production was 235,000 barrels of oil equivalent per day in 2016.

Most recently, Total has signed an agreement with Shell and Statoil to mature the development of a full scale carbon storage on the Norwegian continental shelf. This is in line with Total’s roadmap to develop carbon capture utilization and storage (CCUS) as a key axis of its low carbon strategy.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.